UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005.

Commission File Number: 001-31221

Total number of pages: 13

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated May 12, 2005 announcing amendment of Financial Results Forecasts for Fiscal Year Ending March 31, 2006.

2.	Press release dated May 12, 2005 announcing the company’s executive reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 12, 2005	By:	/S/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

For Immediate Release

Financial Results Forecasts for Fiscal Year Ending March 31, 2006 Amended

– NTT DoCoMo to Sell Stake in Hutchison 3G UK Holdings –

TOKYO, JAPAN, May 12, 2005 — NTT DoCoMo, Inc. announced today that it will complete the sale of its 20% stake in Hutchison 3G UK Holdings Limited (“H3G UK”) to Hutchison Whampoa Limited (“HWL”) on June 23, 2005.

DoCoMo will record a gain on sale of affiliate shares of approximately 62 billion yen on a consolidated basis in the fiscal year ending March 31, 2006 including foreign currency translation adjustment and as a result, will amend its consolidated financial forecasts, which were announced on May 10, 2005.

The non-consolidated financial forecast remains unchanged.

DoCoMo and HWL signed a Sale and Purchase Agreement on May 27, 2004 under which DoCoMo was to sell its entire stake in H3G UK to HWL for £120 million in three installments to be completed by February 15, 2007. However, HWL notified DoCoMo on May 9, 2005 of its intention to accelerate the final closing of the transaction to June 23, 2005.

For the amended forecasts for the fiscal year ending March 31, 2006, please refer to the attachment.

For further information, please contact:

Masanori Goto

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

https://www.nttdocomo.com/presscenter/contact/form.html

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 50 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode®, which provides e-mail and Internet access to over 44 million subscribers as the world’s most popular mobile Internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

Attachment

Amended Consolidated Financial Results Forecasts

for Fiscal Year Ending March 31, 2006

(Millions of yen)
	Operating Revenues	Operating Income	Income before Income Taxes	Net Income	Free Cash Flows*
Previous Forecast (A)	4,805,000	810,000	812,000	497,000	590,000
Amended Forecast (B)	4,805,000	810,000	874,000	533,000	614,000
Increase/ (Decrease) (B–A)	—	—	62,000	36,000	24,000
Change (%)	—	—	7.6%	7.2%	4.1%
Results for the Fiscal Year Ended March 31, 2005	4,844,610	784,166	1,288,221	747,564	1,003,600

*	Free cash flows do not include the changes in investments for cash management purpose .

Special Note Regarding Forward-Looking Statements

This release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

•	Competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses.

•	The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

•	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations.

•	The introduction of number portability in Japan may increase our expenses, and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers.

•	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

•	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

•	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	Our PHS business, which is expected to operate at a loss until the service is terminated, may incur greater losses than we project.

•	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

•	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

•	Inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image.

•	Earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks and other problems could cause systems failures in our networks, handsets or other networks required for the provision of service, disrupting our ability to offer services to our subscribers.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2006 (forecasts) are provided to the extent available without unreasonable efforts.

1. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Year ended March 31, 2004
a. EBITDA	¥1,580.0	¥1,625.7	¥1,858.9
Depreciation and amortization	(740.0)	(735.4)	(721.0)
Losses on sale or disposal of property, plant and equipment	(30.0)	(45.7)	(35.0)
Impairment loss	—	(60.4)	—
Operating income	810.0	784.2	1,102.9
Other income (expenses), net	64.0	504.1	(1.8)
Income taxes	(339.0)	(527.7)	(429.1)
Equity in net losses of affiliates	(2.0)	(12.9)	(22.0)
Minority interests in earnings of consolidated subsidiaries	—	(0.1)	(0.0)
b. Net income	533.0	747.6	650.0
c. Total operating revenues	4,805.0	4,844.6	5,048.1
EBITDA margin (=a/c)	32.9%	33.6%	36.8%
Net income margin (=b/c)	11.1%	15.4%	12.9%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. ROCE after tax effect

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Year ended March 31, 2004
a. Operating income	¥810.0	¥784.2	¥1,102.9
b. Operating income after tax effect {=a*(1-effective tax rate)}	478.7	463.4	639.7
c. Capital employed	4,968.2	4,826.4	4,810.1
ROCE before tax effect (=a/c)	16.3%	16.2%	22.9%
ROCE after tax effect (=b/c)	9.6%	9.6%	13.3%

Notes:	Capital employed =	Two period ends average of (Shareholders’ equity + Interest bearing liabilities)
Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt
	Effective tax rate :	Effective tax rate : Year ending March 31, 2006 (Forecasts) and Year ended March 31, 2005 = 40.9% Year ended March 31, 2004 = 42%

3. Free cash flows excluding the changes in investments for cash management purpose

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Year ended March 31, 2004
Adjusted free cash flows	¥614.0	¥1,003.6	¥862.9
Changes in investments for cash management purpose	—	(400.3)	—
Free cash flows	614.0	603.3	862.9
Net cash used in investing activities	(922.0)	(578.3)	(847.3)
Net cash provided by operating activities	1,536.0	1,181.6	1,710.2

Note:	Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months. Net cash used in investing activities for the year ending March 31, 2006 are mainly capital expenditures and an investment in credit-card business, and are not taking into account the effect of changes in investments for cash management purpose due to difficulties in forecasting the effect.

4. Market equity ratio

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Year ended March 31, 2004
a. Shareholders’ equity	—	¥3,907.9	¥3,704.7
b. Market value of total share capital	—	8,766.0	11,541.4
c. Total assets	—	6,136.5	6,262.3
Equity ratio (=a/c)	—	63.7%	59.2%
Market equity ratio (=b/c)	—	142.8%	184.3%

Note:	Market equity ratio is not forecasted because it is difficult to estimate the market value of total share capital in the future.

5. Capital expenditures

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Year ended March 31, 2004
Capital expenditures	¥848.0	¥861.5	¥805.5
Effects of timing differences between acquisition dates and payment dates	—	49.6	(2.6)
Purchases of property, plant and equipment	—	(668.4)	(625.3)
Purchases of intangible and other assets	—	(242.7)	(177.6)

Note:	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible assets. In preparing the forecasts for the year ending March 31, 2006, capital expenditures are not broken down into purchases of property, plant and equipment and purchases of intangible and other assets. In addition, effects of timing differences between acquisition dates and payment dates are not estimated for the year ending March 31, 2006.

Note: The amended parts are underlined.

For Immediate Release

NTT DoCoMo Announces Executive Reorganization

TOKYO, JAPAN, May 12, 2005 — NTT DoCoMo, Inc. announced changes to its executive staff to be effective June 21, 2005.

Executives Positions and Organizational Responsibilities (recommended)

Name	New Position(s)	Current Position(s)
	New Organizational Responsibilities	Current Organizational Responsibilities
Masao Nakamura	• President and Chief Executive Officer • Member of the Board of Directors	• President and Chief Executive Officer • Member of the Board of Directors
Masayuki Hirata

•      Senior Executive Vice President

•      Managing Director of Global Business Division

•      Member of the Board of Directors

•      Public Relations Department

•      Corporate Citizenship Department

•      General Affairs Department

•      Personnel Development Department

•      Investor Relations Department

•      Internal Audit Office

•      Customer Satisfaction Department

•      Affiliated Companies Department

•      Corporate Strategy & Planning
Department

•      Senior Executive Vice President

•      Managing Director of Global Business Division

•      Member of the Board of Directors

•      Public Relations Department

•      Corporate Citizenship Department

•      Personnel Development Department

•      Investor Relations Department

•      Internal Audit Office

•      Customer Satisfaction Department

•      Affiliated Companies Department

Kunio Ishikawa

•      Senior Executive Vice President

•      Managing Director of Network
Division

•      Member of the Board of Directors

•      Information Systems Department

•      Procurement and Supply
Department

•      Intellectual Property Department

•      Information Security Department

•      Senior Executive Vice President

•      Managing Director of Network
Division

•      Member of the Board of Directors

•      Information Systems Department

•      Procurement and Supply
Department

•      Intellectual Property Department

•      Information Security Department

1

Seijiro Adachi	• Senior Executive Vice President • Member of the Board of Directors • Branches (Marunouchi, Shinjuku, Shibuya, Tama, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano, Niigata)	• Senior Executive Vice President • Member of the Board of Directors • Branches (Marunouchi, Shinjuku, Shibuya, Tama, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano, Niigata)
Takanori Utano	• Executive Vice President • Managing Director of Research and Development Division • Chief Technical Officer • Member of the Board of Directors	• Executive Vice President • Managing Director of Research and Development Division • Chief Technical Officer • Member of the Board of Directors
Kiyoyuki Tsujimura	• Executive Vice President • Managing Director of Products & Services Division • Member of the Board of Directors	• Executive Vice President • Managing Director of Corporate Strategy & Planning Department • Member of the Board of Directors
Takashi Sakamoto	• Executive Vice President • Managing Director of Marketing Division • Member of the Board of Directors	• Executive Vice President • Managing Director of Marketing Division • Member of the Board of Directors
Shuro Hoshizawa	• Executive Vice President • Managing Director of Corporate Marketing Division • Member of the Board of Directors	• Executive Vice President • Managing Director of Corporate Marketing Division • Member of the Board of Directors
Yoshiaki Ugaki	• Executive Vice President • Managing Director of Accounts and Finance Department • Chief Financial Officer • Member of the Board of Directors	• Executive Vice President • Managing Director of Accounts and Finance Department • Chief Financial Officer • Member of the Board of Directors

2

Harunari Futatsugi	• Senior Vice President • Managing Director of Personnel Development Department • Member of the Board of Directors	• Senior Vice President • Managing Director of Personnel Development Department • Member of the Board of Directors
Kenji Ota	• Senior Vice President • Managing Director of General Affairs Department • Member of the Board of Directors	• Executive Vice President, NTT DoCoMo Kyushu, Inc.
Noriaki Ito	• Senior Vice President • Managing Director of Corporate Strategy & Planning Department • Member of the Board of Directors	• Executive Vice President, NTT DoCoMo Hokkaido, Inc.
Sakuo Sakamoto	• Member of the Board of Directors	• General Manager, Department I, Nippon Telegraph and Telephone Corporation
Seiji Tanaka	• Executive Vice President • Deputy Managing Director of Corporate Marketing Division • Managing Director of System Marketing Department I, Corporate Marketing Division	• Senior Vice President • Deputy Managing Director of Corporate Marketing Division • Member of the Board of Directors
Hideki Niimi	• Senior Vice President • Managing Director of Radio Access Network Engineering Department, Network Division	• Senior Vice President • Managing Director of Procurement and Supply Department • Member of the Board of Directors
Yojiro Inoue	• Senior Vice President • General Manager, Marunouchi Branch	• Senior Vice President • General Manager, Marunouchi Branch • Member of the Board of Directors
Hiroaki Nishioka	• Senior Vice President • General Manager, Kanagawa Branch	• Senior Vice President • General Manager, Kanagawa Branch • Member of the Board of Directors
Fumio Nakanishi	• Senior Vice President • Managing Director of DIG Promotion Office, General Affairs Department	• Senior Vice President • Managing Director of DIG Promotion Office, General Affairs Department • Member of the Board of Directors

3

Akio Ooshima	• Senior Vice President • Managing Director of System Marketing Department II, Corporate Marketing Division	• Senior Vice President • Managing Director of System Marketing Department II, Corporate Marketing Division • Member of the Board of Directors
Masatoshi Suzuki	• Senior Vice President • Managing Director of Public Relations Department	• Senior Vice President • Managing Director of Public Relations Department • Member of the Board of Directors
Fumio Iwasaki	• Senior Vice President • Managing Director of Network Planning Department, Network Division	• Senior Vice President • Managing Director of Network Planning Department, Network Division • Member of the Board of Directors
Tsuyoshi Nishiyama	• Senior Vice President • Managing Director of Procurement and Supply Department	• Senior Vice President • Managing Director of Radio Access Network Engineering Department, Network Division • Member of the Board of Directors
Mitsunobu Komori	• Senior Vice President • Managing Director of Core Network Engineering Department, Network Division	• General Manager, Department V, Nippon Telegraph and Telephone Corporation
Toru Kobayashi	• Senior Vice President • Managing Director of Sales Promotion Department, Marketing Division	• Managing Director of System Marketing Department I, Corporate Marketing Division
Yoshiharu Yamazaki	• Senior Vice President • Managing Director of PHS Business Department, Marketing Division	• Managing Director of PHS Business Department, Marketing Division
Takeshi Natsuno	• Senior Vice President • Managing Director of Multimedia Services Department, Products & Services Division	• Managing Director of Multimedia Services Department, Products & Services Division
Keisuke Nakasaki	• Corporate Auditor	• Corporate Auditor

4

Shinichi Nakatani	• Corporate Auditor	• Corporate Auditor
Shoichi Matsuhashi	• Corporate Auditor	• Corporate Auditor
Michiharu Sakurai	• Corporate Auditor	• Corporate Auditor
Kazuo Yamanaka	• Corporate Auditor	• President, NTT LOGISCO Inc.

For further information, please contact:

Masanori Goto

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile:+81-90-5400-1142

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

https://www.nttdocomo.com/presscenter/contact/form.html

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 50 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 44 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available only to subscribers in Japan.

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